# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRIDGEWATER BANCSHARES, INC., CIK 0001341317
CUSIP: 108621103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4450 Excelsior Blvd., Suite 100, St. Louis Park, Minnesota (MN), 55416
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001733126

## Reporting persons
- Jerry Baack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,485,805; shared voting power 7,000; sole dispositive power 1,485,805; shared dispositive power 7,000; aggregate amount beneficially owned 1,492,805 (5.4% of the class)

## Item 1. Issuer
Name of issuer: BRIDGEWATER BANCSHARES, INC.
Address of issuer's principal executive offices: 4450 Excelsior Blvd., Suite 100, St. Louis Park, MN, 55416.

## Item 2. Person Filing
Name of person filing: Jerry Baack
Address of principal business office or, if none, residence: 4450 Excelsior Blvd., Suite 100, St. Louis Park, MN 55416
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class:
See the responses to Item 11 on the attached cover pages.

Such response is based on 27,552,449 shares of common stock outstanding as of December 31, 2024, as reflected in the Issuer's Form 8-K dated January 29, 2025, as filed by the Issuer with the U.S. Securities and Exchange Commission on January 29, 2025.
Sole power to vote or to direct the vote:
See the responses to Item 5 on the attached cover pages.

Such response (i) includes 290,000 shares of common stock underlying options that are currently exercisable or are exercisable within 60 days of December 31, 2024 and excludes 25,000 shares of common stock underlying options that are subject to vesting; (ii) includes 9,928 shares of restricted stock units that will vest within 60 days of December 31, 2024 and excludes 28,709 shares of restricted stock units that will not vest within 60 days of December 31, 2024; and (iii) includes 3,000 shares held by Mr. Baack as custodian for children.
Shared power to vote or to direct the vote:
See the responses to Item 6 on the attached cover pages.

Such response includes 7,000 shares held jointly with Mr. Baack's spouse.
Sole power to dispose or to direct the disposition:
See the responses to Item 7 on the attached cover pages.

Such response (i) includes 290,000 shares of common stock underlying options that are currently exercisable or are exercisable within 60 days of December 31, 2024 and excludes 25,000 shares of common stock underlying options that are subject to vesting; (ii) includes 9,928 shares of restricted stock units that will vest within 60 days of December 31, 2024 and excludes 28,709 shares of restricted stock units that will not vest within 60 days of December 31, 2024; and (iii) includes 3,000 shares held by Mr. Baack as custodian for children.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

Such response includes 7,000 shares held jointly with Mr. Baack's spouse.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jerry Baack: /s/ Ben Klocke, Ben Klocke, attorney-in-fact for Jerry Baack* (02/10/2025)
Comment: *Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Schedule 13G filed by Jerry J. Baack on February 7, 2023.